Exhibit 99.1

April 10, 2026

TO THE SHAREHOLDERS OF PYXIS TANKERS INC.

Enclosed is a Notice of the 2026 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”), which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, on Thursday, May 14, 2026 at 10:00 a.m. EST, the Company’s Proxy Statement and certain other related materials. These materials, together with the Company’s annual report on Form 20-F, which contains the Company’s audited financial statements for the fiscal year ended December 31, 2025 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125, Greece.

At the Meeting, our shareholders will consider and vote upon the following:

1.	Proposal to elect two Class III Directors to serve for a term of three years until our 2029 Annual Meeting of Shareholders (the “Proposal”); and

2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors of the Company unanimously recommends that shareholders vote “for” the Proposal.

Only holders of record of shares of our Common Shares at the close of business on April 2, 2026 will be entitled to vote at the Meeting.

Provided that a quorum is present, the Proposal requires the affirmative vote of a plurality of the votes cast at the Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE WITH THE APPLICABLE POSTAGE AFFIXED. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 2, 2026, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT “FOR” THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Valentios Valentis
Chairman and Chief Executive Officer

PYXIS TANKERS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 14, 2026

NOTICE IS HEREBY given that the 2026 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”) will be held on Thursday, May 14, 2026 at 10:00 a.m., EST, at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, for the purpose of the Meeting, which is more completely set forth in the accompanying Proxy Statement, is the following:

1.	To elect two Class III Directors to serve for a term of three years until our 2029 Annual Meeting of Shareholders (the “Proposal”); and

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors of the Company has fixed the close of business on April 2, 2026 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. Holders of our Common Shares on the Record Date will be entitled to vote at the Meeting.

Shareholders of record entitled to cast at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such Meetings in person or by proxy shall be a quorum for the purposes of the Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE WITH THE APPLICABLE POSTAGE AFFIXED. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 2, 2026, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT “FOR” ALL OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2025 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi, 15125, Greece.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

Konstantinos Lytras
Chief Operating Officer

April 10, 2026
Maroussi, Greece

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 14, 2026

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Pyxis Tankers Inc., a Marshall Islands corporation (the “Company”), for use at the 2026 Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, N Y 10004, on Thursday, May 14, 2026 at 10:00 a.m. EST, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 10, 2026. These materials, together with the Company’s annual report on Form 20-F, which contains the Company’s audited financial statements for the fiscal year ended December 31, 2025 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi, 15125, Greece.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 2, 2026 (the “Record Date”), the Company had outstanding 10,230,963 shares of common stock, par value $0.001 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record entitled to cast at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any signed proxy returned and not completed will be voted by management “FOR” the proposal presented in the proxy statement. Mr. Valentios Valentis, the Company’s Chairman and Chief Executive Officer, is the beneficial owner of approximately 58.7% of the Common Shares as of the Record Date, and has advised the Company that he intends to vote “for” the Proposal, as set forth in the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the position recommended by the Board on the Proposal described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

Assuming that Mr. Valentis votes for the Proposal, a quorum for the Meeting will be present for the Meeting and the Proposal approved by the Company’s shareholders.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “PXS”.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable. A proxy may be revoked by filing with our Secretary at the Company’s executive offices, 59 K. Karamanli Street, Maroussi, 15125, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their Common Shares are held for additional information.

THE PROPOSAL

ELECTION OF DIRECTORS

The Company currently has four directors, all of whom are divided into three classes. As provided in our Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is elected and has been qualified. The term of our current Class III Directors expires at the Meeting.

Upon recommendation from the Company’s Nomination and Corporate Governance Committee, the Board has nominated Mr. Robin Das and Mr. Basil Mavroleon, the current Class III Directors, for re-election as the Class III Directors whose terms will expire at our 2026 Annual Meeting of Shareholders and until such director’s successor is elected and has qualified.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby “for” the election of Mr. Robin Das and Mr. Basil Mavroleon. It is expected that Mr. Das and Mr. Mavroleon will be able to serve, but if before the election it develops that either one is unavailable, the persons named in the accompanying proxy will vote “for” the election of such substitute nominee or nominees as the current Board may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominees for Director of the Company is set forth below:

Name	Age	Position
Robin P. Das	53	Class III Director
Basil G. Mavroleon	77	Class III Director

Robin P. Das serves as a Class III director. Mr. Das has worked in shipping finance and investment banking since 1995. He founded Auld Partners, a boutique shipping and finance focused advisory firm, in 2013. He is also a Director of Auld Management Ltd. From 2011 to 2012, Mr. Das was Managing Director (partner) of Navigos Capital Management LLC, an asset management firm established to focus on the shipping sector. From 2005 until 2011, Mr. Das was Global Head of Shipping at HSH Nordbank AG, then the largest lender globally to the shipping industry. Before joining HSH Nordbank AG in 2005, he was Head of Shipping at WestLB and prior to that time, Mr. Das was joint Head of European Shipping at J.P. Morgan. From 2016 to 2018, Mr. Das also served as director of Nimrod Sea Assets Limited (LSE: NSA, listed until April 2018), which invested in marine assets associated with the offshore oil and gas industry. Mr. Das holds a BSc (Honours) degree from the University of Strathclyde.

Basil G. Mavroleon serves as a Class III director. Mr. Mavroleon has been in the shipping industry for 45 years. Since 1970, Mr. Mavroleon has worked for Charles R. Weber Company, Inc., one of the oldest and largest tanker brokerages and marine consultants in the United States. Mr. Mavroleon was Managing Director of Charles R. Weber Company, Inc. for 25 years and Manager of the Projects Group for five years, from 2009 until 2013. Mr. Mavroleon currently serves as Managing Director of WeberSeas (Hellas) S.A., a comprehensive sale and purchase, newbuilding, marine projects and ship finance brokerage based in Athens, Greece. He is a Director of Genco Shipping and Trading Limited (NYSE: GNK), a company engaged in the shipping business focused on the drybulk industry spot market. Since its inception in 2003 through its liquidation in 2005, Mr. Mavroleon served as Chairman of Azimuth Fund Management (Jersey) Limited, a hedge fund that invested in tanker freight forward agreements and derivatives. Mr. Mavroleon is on the Advisory Board of NAMMA (North American Maritime Ministry Association), is Director Emeritus of NAMEPA (North American Marine Environmental Protection Association) and the Chairman of the New York World Scale Committee (NYC) INC. Mr. Mavroleon was educated at Windham College, Putney Vermont.

Required Vote. Adoption of the Proposal requires the affirmative vote of the plurality of the votes cast by shareholders entitled to vote at the Meeting.

Effect of Abstentions. Abstentions will not affect the vote on the Proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ELECTION OF ROBIN DAS AND BASIL MAVROLEON TO THE BOARD, AS CLASS III DIRECTORS, FOR A THREE-YEAR TERM. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

We will bear the cost of preparing and soliciting proxies. Shareholders may be solicited by mail, telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

Konstantinos Lytras
Chief Operating Officer

April 10, 2026
Maroussi, Greece